October 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Jones

Re:	Nuvectra Corporation
Registration Statement on Form S-3 (File No. 333-220834)

Acceleration Request
	Requested Date:	October 24, 2017
	Requested Time:	4:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Nuvectra Corporation (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

NUVECTRA CORPORATION

By:	/s/ Melissa G. Beare
Melissa G. Beare
Executive Vice President, General Counsel and
Corporate Secretary